Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in thousands)	2008		2009		2010		2011		2012
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$187,569		$206,800		$209,705		$223,913		$263,409

Plus: Fixed charges	11,861		9,822		15,641		17,816		19,691

Plus: Amortization of capitalized interest	12		29		38		22		38

Plus: Distributed earnings from equity investees	—		—		—		800		1,830

Less: Capitalized interest	96		66		54		85		43

Earnings	$199,346		$216,585		$225,330		$242,466		$284,925

Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$9,909		$7,752		$13,476		$15,330		$16,972
Capitalized interest	96		66		54		85		43
Estimate of interest component of rental expenses	1,856		2,004		2,111		2,401		2,676

Fixed charges	$11,861		$9,822		$15,641		$17,816		$19,691

Ratio of earnings to fixed charges	16.8	x	22.1	x	14.4	x	13.6	x	14.5	x